                                  LAW OFFICE OF

                                 DANIEL W. SMALL

                                 ATTORNEY AT LAW


ONE BURTON HILLS BOULEVARD                           DANIEL W. SMALL, ESQ.
SUITE 330                                            dsmall@nashvillelaw.net
NASHVILLE, TENNESSEE 37215                           TELEPHONE (615) 252-6000
WEB SITE - www.nashvillelaw.net                      FACSIMILE (615) 252-6001


                                 August 3, 2006

VIA E-MAIL
Ms. Kathryn McHale
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

            RE: RESPONSES TO COMMENT LETTER DATED JULY 28, 2006 MID-AMERICA BANCSHARES, INC.
                   REGISTRATION STATEMENT ON FORM S-4
                   FILED AUGUST 3, 2006
                   FILE NO. 333-134247

Dear Ms. McHale:

We are filing this Amendment No. 5 to the above-referenced Registration Statement to (1) make certain changes discussed informally between the Registrant and the Accounting Staff and (2) to correct certain typographical errors. We understand that no further comments are anticipated. Also, we have changed the date and time of the special meeting as reflected in the Amendment. Please contact me immediately if there is any question about granting acceleration as of Tuesday morning, August 8, 2006.

Thank you for your assistance, and that of the Accounting Staff, in this matter.


                                         Very truly yours,

                                         /s/ Daniel W. Small

                                         Daniel W. Small


cc:    Gary L. Scott, Chairman
       David Major, President
       Stephen M. Maggart, Maggart & Associates, P.C.
       P. Jason Ricciardi, Maggart & Associates, P.C.